STATEMENT OF INVESTMENTS

CitizensSelect Prime Money Market Fund

January 31, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit--19.4%	Principal Amount ($)	Value ($)
American Express Centurion Bank		
4.94%, 6/6/08	25,000,000	25,000,000
Bank of Montreal (Yankee)		
5.14%, 3/3/08	25,000,000	25,000,213
Bank of Scotland PLC (Yankee)		
4.75%, 5/2/08	20,000,000	19,997,160
BNP Paribas (Yankee)		
3.70%, 7/15/08	30,000,000	30,020,246
DEPFA BANK PLC (Yankee)		
4.50%, 4/8/08	25,000,000 a	25,000,000
Mizuho Corporate Bank (Yankee)		
3.25%, 4/25/08	25,000,000	25,000,000
Natixis (Yankee)		
4.77%, 5/2/08	25,000,000	25,000,000
State Street Bank and Trust Co., Boston, MA		
3.84%, 2/19/08	50,000,000	50,000,000
Toronto Dominion Bank (Yankee)		
4.42%, 7/7/08	25,000,000	25,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $250,017,619)		**250,017,619**
Commercial Paper--49.9%		
Allied Irish Banks N.A. Inc.		
4.95%, 2/25/08	21,000,000	20,931,890
ASB Finance Ltd.		
4.74%, 5/15/08	15,000,000 a	14,799,367
Atlantic Asset Securitization LLC		
5.53%, 3/14/08	40,000,000 a	39,745,667
Barclays U.S. Funding Corp.		
5.16%, 2/19/08	25,000,000	24,936,625
Canadian Imperial Bank of Commerce		
4.85%, 2/15/08	25,000,000	24,953,421
Cancara Asset Securitisation Ltd.		
3.94%, 4/21/08	30,000,000 a	29,740,000
Citigroup Funding Inc.		
4.21%, 7/10/08	50,000,000	49,083,333
CRC Funding LLC		
3.36%, 4/23/08	25,000,000 a	24,810,375
Daimler Chrysler Revolving Auto Conduit LLC		
4.96%, 2/6/08	25,000,000	24,982,986
DnB NOR Bank ASA		
4.29%, 7/9/08	25,000,000	24,536,250
FCAR Owner Trust, Ser. I		
5.08%, 2/21/08	25,000,000	24,930,556
Gotham Funding Corp.		
4.81%, 4/25/08	12,387,000 a	12,251,156
HVB U.S. Finance Inc.		

3.94%, 4/10/08	30,000,000 [a]	29,775,750
Old Line Funding LLC		
5.50%, 3/7/08	20,378,000 [a]	20,270,619
Prudential Funding LLC		
3.10%, 2/1/08	50,000,000	50,000,000
Scaldis Capital Ltd.		
3.28%, 4/24/08	50,000,000 [a]	49,625,347
Sheffield Receivables Corp.		
4.14%, 2/20/08	50,000,000 [a]	49,891,146
Skandinaviska Enskilda Banken AB		
5.16%, 4/11/08	25,000,000	24,755,486
Societe Generale N.A. Inc.		
4.33%, 4/8/08	25,000,000	24,800,861
Swedbank Mortgage AB		
3.94%, 4/16/08	30,000,000	29,756,250
UBS Finance Delaware LLC		
4.42%, 7/3/08	25,000,000	24,540,469
Yorktown Capital, LLC		
4.38%, 4/11/08	25,000,000 [a]	24,789,514
Total Commercial Paper		
(cost $643,907,068)		**643,907,068**

Corporate Notes--10.9%

Commonwealth Bank of Australia		
3.79%, 2/26/08	15,000,000 [b]	15,000,000
General Electric Capital Corp.		
3.79%, 2/26/08	25,000,000 [b]	25,000,000
Lehman Brothers Holdings Inc.		
3.25%, 2/1/08	11,000,000 [b]	11,002,174
Rabobank Nederland		
4.85%, 2/15/08	25,000,000 [b]	25,000,000
Societe Generale		
4.63%, 2/5/08	15,000,000 [b]	15,000,000
Svenska Handelsbanken		
3.92%, 2/22/08	10,000,000 [b]	10,000,000
Wachovia Bank, N.A.		
3.98%, 2/27/08	25,000,000 [b]	25,000,000
Wells Fargo & Co.		
4.65%, 2/5/08	15,000,000 [b]	15,000,000
Total Corporate Notes		
(cost $141,002,174)		**141,002,174**

Promissory Note--1.9%

Goldman Sachs Group Inc.		
5.07%, 6/17/08		
(cost $25,000,000)	25,000,000 [c]	**25,000,000**

Time Deposits--7.8%

Abbey National Treasury Services PLC (Grand Cayman)		
3.25%, 2/1/08	18,000,000	18,000,000
Key Bank U.S.A., N.A. (Grand Cayman)		
3.38%, 2/1/08	62,000,000	62,000,000
Manufacturers & Traders Trust Company (Grand Cayman)		
3.03%, 2/1/08	20,000,000	20,000,000

Total Time Deposits		
(cost $100,000,000)		**100,000,000**
Repurchase Agreements--10.1%		
Banc of America Securities LLC		
3.28%, dated 1/31/08, due 2/1/08 in the amount of		
$30,002,729 (fully collateralized by $29,207,000		
Corporate Bonds, 7.90%, due 5/1/17, value $31,500,820)	30,000,000	30,000,000
Credit Suisse (USA) Inc.		
3.28%, dated 1/31/08, due 2/1/08 in the amount of		
$40,003,639 (fully collateralized by $40,690,000		
Federal Home Loan Mortgage Corp., 5.50%, due 10/1/37,		
value $40,803,218)	40,000,000	40,000,000
J.P. Morgan Chase & Co.		
3.25%, dated 1/31/08, due 2/1/08 in the amount of		
$30,002,704 (fully collateralized by $34,920,000		
Corporate Bonds, 7.086%, due 7/18/11, value		
$30,902,793)	30,000,000	30,000,000
Merrill Lynch & Co. Inc.		
3.28%, dated 1/31/08, due 2/1/08 in the amount of		
$30,002,729 (fully collateralized by $31,230,000		
Corporate Bonds, 6.61%-10.06%, due 5/15/09-8/1/66,		
value $31,503,515)	30,000,000	30,000,000
Total Repurchase Agreements		
(cost $130,000,000)		**130,000,000**
Total Investments (cost $1,289,926,861)	**100.0%**	**1,289,926,861**
Liabilities, Less Cash and Receivables	**(.0%)**	**(541,107)**
Net Assets	**100.0%**	**1,289,385,754**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $320,698,941 or 24.9% of net assets.

b   Variable rate security--interest rate subject to periodic change.

c   This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 9/21/07 at a cost of $25,000,000. At January 31, 2008, the aggregate value of this security was $25,000,000 representing 1.9% of net assets and is valued at cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

CitizensSelect Treasury Money Market Fund

January 31, 2008 (Unaudited)

U.S. Treasury Bills--100.2%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
2/7/08	2.71	71,331,000	71,298,901
2/21/08	1.25	35,000,000	34,975,694
2/28/08	2.53	266,050,000	265,548,612
3/6/08	4.05	39,000,000	38,853,318
3/13/08	4.06	50,000,000	49,772,792
3/27/08	3.08	3,245,000	3,229,830
4/3/08	3.19	39,600,000	39,383,916
5/1/08	3.11	200,000,000	198,468,750
5/8/08	3.70	25,000,000	24,755,142
5/15/08	3.67	35,000,000	34,636,000
6/19/08	2.37	1,000,000	990,926
7/3/08	3.09	24,000,000	23,689,538
7/10/08	3.07	14,000,000	13,811,800
7/17/08	2.24	20,000,000	19,794,033
Total Investments (cost $819,209,252)		**100.2%**	**819,209,252**
Liabilities, Less Cash and Receivables		**(.2%)**	**(1,671,276)**
Net Assets		**100.0%**	**817,537,976**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.